1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

February 5, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.
Registration Statement on Form 10
File Numbers: 000-56126 and 814-01334

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) pursuant to a telephone call on January 28, 2020 between Anu Dubey of the Staff and Harry S. Pangas, outside counsel to the Company, relating to the Company’s registration statement on Form 10 that was filed with the SEC on November 27, 2019, as amended on January 16, 2020 and January 27, 2020 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Item 1. Business — The Company (Page 1)

1.	Comment: We refer to the fifth sentence in the third paragraph on page 1 of the Registration Statement, wherein the Registration Statement discloses that the Company will be permitted to pursue remedies against Defaulting Investors, including “causing the Defaulting Investor to offer up to 100% of the Defaulting Investor’s shares of common stock to the other investors for purchase at a price equal to the lesser of the then-current net asset value of such shares of common stock or the highest price reasonably obtainable by the Company therefor…” (the “Transfer Remedy”). Please confirm whether the Company has any written policies and procedures with respect to the Transfer Remedy.

February 5, 2020 Page 2

Response: The Company expects to develop written policies and procedures with respect to the Transfer Remedy prior to the time that it elects to exercise such remedy against a Defaulting Investor. Such written policies and procedures would be approved by the Company’s board of directors, a majority of whom are not “interested persons” of the Company under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), and be designed to ensure the fair treatment of the Defaulting Investor and prohibit the participation of “affiliated persons” of the Company (as defined in Section 2(a)(3) of the 1940 Act) as purchasers in connection therewith.

2.	Comment: In connection with the Transfer Remedy, please confirm whether the Defaulting Investor’s shares of common stock are offered to all investors to determine the “highest price reasonably obtainable” for such shares, or whether the Defaulting Investor’s shares are only offered to certain investors in order to determine the “highest price reasonably obtainable.” If the Defaulting Investor’s shares are only offered to certain investors, how are such investors selected and by whom?

Response: While the Company has not yet developed policies and procedures with respect to the operation of the Transfer Remedy, the Company expects that it will offer the Defaulting Investor’s shares of common stock to all of its other stockholders (other than stockholders who are “affiliated persons” of the Company) in order to ensure each such stockholder has an opportunity to participate therein and maximize the price to be paid for the shares for the benefit of the Defaulting Investor.

3.	Comment: In connection with the Transfer Remedy, please confirm who contacts the Other Investors (as defined in the Company’s Subscription Agreement) in order to determine whether such investors wish to purchase the Defaulting Investor’s shares of common stock?

Response: The Company confirms that it will contact the Other Investors in order to determine whether they wish to purchase the Defaulting Investor’s shares of common stock.

4.	Comment: In connection with the Transfer Remedy, in the event that the Other Investors do not wish to purchase the Defaulting Investor’s shares of common stock, who selects the third parties to which the Defaulting Investor will sell its common stock, how are such third parties contacted and are there any prohibitions on which third parties may be contacted?

February 5, 2020 Page 3

Response: In the event that the Other Investors do not wish to purchase the Defaulting Investor’s shares of common stock, the Company may determine to contact third parties who may be interested in purchasing the Defaulting Investor’s shares of common stock. The Company may reach out to third parties who previously expressed an interest in investing in the Company or engage a broker-dealer to solicit such third party investors. Notwithstanding the foregoing, the Company expects that “affiliated persons” of the Company would be prohibited from participating as purchasers in connection therewith.

5.	Comment: In connection with the Transfer Remedy, if applicable, who decides the price at which the Defaulting Investor’s shares of common stock are sold to a third party? Are there procedures or criteria pursuant to which this decision is made?

Response: The Company expects that the written policies and procedures that it will adopt prior to its exercise of the Transfer Remedy will require that a minimum number of third parties are contacted as part of the process and provide that the price at which the Defaulting Investor’s shares of common stock are sold to a third party will be the highest price offered by such third parties in connection therewith.

6.	Comment: In connection with the Transfer Remedy, what happens to the Defaulting Investor’s shares of common stock if no Other Investor or third party purchases such shares?

Response: If no Other Investor or third party purchases a Defaulting Investor’s shares of common stock, the Company may, in its sole discretion, exercise the other remedies available to it under the Subscription Agreement and described in the Registration Statement.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

HSP

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.
Jeffrey D. Fox, Palmer Square Capital BDC Inc.
Scott A. Betz, Palmer Square Capital BDC Inc.